FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Corporate Governance Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 11, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of the Corporate Governance Report filed with the Tokyo Stock Exchange on April 1, 2016]

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

CORPORATE GOVERNANCE REPORT	Nomura Holdings, Inc.

Last updated: April 1, 2016

Nomura Holdings, Inc.

Koji Nagai, Group Chief Executive Officer

Contact: 81-3-5255-1000

Securities Code: 8604 (Tokyo Stock Exchange)

http://www.nomuraholdings.com/investor/

The status of the corporate governance of Nomura Holdings, Inc. (the “Company”) is as described below.

I Underlying Concept of Corporate Governance, Capital Structure, Corporate Attributes, and Other Fundamental Information

•	1. Underlying Concept [Updated]

The Company recognizes that enhancement of corporate governance is one of the most important issues in terms of achieving the management’s goal of enhancing corporate value by deepening society’s trust in the firm and increasing the satisfaction, beginning with clients, of stakeholders.

The Board of Directors, recognizing the perspectives of various stakeholders beginning with shareholders and clients, has established the “Nomura Holdings Corporate Governance Guidelines” (“the Guidelines”) with the aim of defining, and to contribute to realizing, a framework of effective corporate governance as a structure for transparent/fair and timely/decisive decision-making.

The full text of the Guidelines is available on the Company’s website.

http://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

[Reasons for Non-Compliance with the Principles of the Corporate Governance Code] [Updated]

The Company has complied with all principles of the Corporate Governance Code.

[Disclosures in accordance with Each Principle of the Corporate Governance Code] [Updated]

Disclosures in accordance with each principle of the Corporate Governance Code are as follows.

[Principle 1-4]

Please refer to Article 25 “Basic Policy for Strategic Shareholdings” and Article 26 “Basic Policy regarding the Exercise of Voting Rights for Strategic Shareholdings” of the Guidelines.

[Principle 1-7]

Please refer to Article 27 “Matters regarding Related-Party Transactions and Subsidiaries” of the Guidelines.

[Principle 3-1]

These items have been disclosed as follows.

(1)	Management Philosophy

Please refer to the Company’s website “Our Founder’s Principle”, “Code of Ethics of Nomura Group” and “Mission Statement”.

http://www.nomuraholdings.com/company/basic/

(2)	Management Strategies and Management Plans

Please refer to the materials on the Company’s website “Presentations”

http://www.nomuraholdings.com/investor/presentation/

(3)	Underlying Concept of Corporate Governance and Basic Policies

Please refer to the Guidelines.

(4)	Policies and Procedures to determine Compensation for Senior Executives and Directors

Please refer to II.1. “Remuneration of Directors and Executive Officers” of this Report.

The Company does not provide business-performance-based bonuses (bonuses and deferred compensations such as stock options) to Outside Directors. Further, the Company abolished retirement bonuses in 2001.

(5)	Explanations for Appointing Senior Management and Nominating Individual Directors

For explanations for nominating director nominees including Directors concurrently serving as Representative Executive Officers, please refer to the “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

http://www.nomuraholdings.com/investor/shm/

[Supplementary Principle 4-1-1]

At the Company, the decision making authority for all matters, except for matters which must be referred to the Board of Directors, are delegated to the Executive Officers. For the reference matters of the Board of Directors, please refer to Article 10 of the Regulations of the Board of Directors.

http://www.nomuraholdings.com/company/cg/regulations.html

[Principle 4-8]

Please refer to Article 3 “Composition of the Board of Directors” and Article 9 “Role and Composition of the Nomination Committee” of the Guidelines.

[Principle 4-9]

Please refer to II.1. “Matters relating to Independent Directors” in this Report.

[Supplementary Principle 4-11-1]

Please refer to Article 3 “Composition of the Board of Directors” of the Guidelines.

[Supplementary Principle 4-11-2]

For concurrent positions held by directors, please refer to the “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

http://www.nomuraholdings.com/investor/shm/

[Supplementary Principle 4-11-3]

Please refer to Article 6 “Self-Evaluation” of the Guidelines. Further, the summary of the results of the analysis and evaluation of the effectiveness of the Board for the fiscal year ended March 31, 2016 are as follows:

<Summary of the results of the analysis and evaluation of the effectiveness of the Board for the fiscal year ended March 31, 2016>

In the second half of the fiscal year ended March 31, 2016, we conducted an evaluation of the effectiveness of meetings of the Board of Directors for the fiscal year ended March 31, 2016.

We conducted the evaluation by sending questionnaires to all directors that included questions concerning how meetings of the Board of Directors are operated, the quality and quantity of information provided, and the status of discussions at meetings of the Board of Directors. There were also discussions at meetings of the Board of Directors based on the results thereof.

As a result of the evaluation, the Board of Directors has determined that the effectiveness of meetings of the Board of Directors is generally at a high level. Additionally, concerning points that were recognized as having room for enhancement, measures for improvement will be implemented steadily. From the perspective of further enhancing supervision by the Board of Directors while at the same time securing executive maneuverability, we will continue to strive to further strengthen the effectiveness of the Board of Directors.

[Supplementary Principle 4-14-2]

Please refer to Article 17 “Training of Directors” of the Guidelines.

[Principle 5-1]

Please refer to Article 21 “Dialogue with Shareholders” of the Guidelines.

Concerning other engagements regarding the Company’s corporate governance, including the items below, they have been published in places including this report, the Annual Securities Report, the Nomura Report, and the Company’s Homepage.

[Principle 2-3]

Please refer to Article 23 “CSR Activities” of the Guidelines and “Environmental conservation initiatives and CSR activities” in III.3. “Measures to Ensure Due Respect for the Stakeholders’ Standpoint” of this Report.

[Principle 2-4]

Please refer to Article 22 “The Code of Ethics of Nomura Group and Founder’s Principles”, “Status of the Appointment of Female Directors and Officers” and “Diversity and Inclusion” in III.3. “Measures to Ensure Due Respect for the Stakeholders’ Standpoint” of this Report.

•	2. Capital Structure

Ratio of Shares held by Foreign Investors	Over 30%

<Major Shareholders>

Name	Number of Shares	Percentage
Japan Trustee Services Bank, Ltd. (Trust Account)	148,073	3.87
The Master Trust Bank of Japan, Ltd. (Trust Account)	145,364	3.80
The Bank of New York Mellon SA/NV 10	49,865	1.30
State Street Bank West Client-Treaty 505234	46,849	1.22
Japan Trustee Services Bank, Ltd. (Trust Account 5)	41,992	1.09
Japan Trustee Services Bank, Ltd. (Trust Account 1)	41,966	1.09
Japan Trustee Services Bank, Ltd. (Trust Account 7)	41,815	1.09
Japan Trustee Services Bank, Ltd. (Trust Account 6)	41,747	1.09
Japan Trustee Services Bank, Ltd. (Trust Account 3)	41,340	1.08
Japan Trustee Services Bank, Ltd. (Trust Account 2)	41,210	1.07

Controlling shareholder other than the parent company	None
Parent company	None

Supplementary Explanation

Information concerning major shareholders is as of March 31, 2015. Numbers of shares are in thousands.

•	3. Corporate Attributes

Listed exchanges and market section	Tokyo 1st section, Nagoya 1st section
Fiscal year end	March
Industry	Securities and Commodity Futures
Number of employees (consolidated)	Over 1,000
Sales (consolidated)	Over 1 trillion yen
Consolidated subsidiaries	Over 300

•	4. Guidelines Regarding Measures to Protect Minority Shareholders in the Event of Transactions with the Controlling Shareholder

—

•	5. Other Special Conditions with Potentially Significant Effects on Corporate Governance

Regarding the Company’s listed subsidiaries, the Company’s policy is to respect the independence of each entity’s management, and other than appropriate governance in proportion to its voting rights, the Company’s involvement is limited.

II Organizations regarding Managerial Decision Making, Execution, Management and Status of Other Corporate Governance System

•	1. Organizational structure and management

Organizational structure	Company with Three Board Committees

<Directors>

Number of seats on the Board of Directors pursuant to the Company’s Articles of Incorporation	20
Term of office of Directors pursuant to the Company’s Articles of Incorporation	1 year
Chairman of the meetings of the Board of Directors	Chairman of the Board of Directors (kaicho) (except when concurrently serving as a president)
Number of Directors in office	12

<Outside Directors>

Number of Outside Directors in office	7
Number of Outside Directors qualifying as Independent Directors	7

Relationship with the Company (1)

Name	Attribution	Relationship with the company (*)
		a	b	c	d	e	f	g	h	i	j	k
Masahiro Sakane	External
Tsuguoki Fujinuma	CPA
Clara Furse	External
Takao Kusakari	External
Toshinori Kanemoto	Attorney
Michael Lim Choo San	CPA
Hiroshi Kimura	External

*	Choices concerning the relationship with the company.

*	For each item, “¡” in the event that “currently/recently” corresponds for the Outside Director and “r” in the event that “in the past” corresponds for the Outside Director.

*	For each item, “●” in the event that “currently/recently” corresponds for the close relative of an Outside Director and “▲” in the event that “in the past” corresponds for the close relative of an Outside Director.

a -	Executive of the Listed Company or its subsidiary

b -	Executive or Non-Executive Director of the parent company of the Listed Company

c -	Executive of a fellow subsidiary of the Listed Company

d -	A legal or natural person whose major business partner is the Listed Company or an Executive of such a legal person

e -	Major business partner of the Listed Company or an Executive of such major business partner

f -	A consultant, accountant or legal expert receiving a large amount of compensation or other assets from the Listed Company, excluding director/officer compensation

g -	Major shareholder of the Listed Company (if such major shareholder is a legal entity, an Executive of such legal entity)

h -	Executive of a business partner of the Company (which does not fall under (d), (e) or (f) above) (applicable to the Director only)

i -	Executive of a company where there is a relationship of an Outside Director being mutually appointed (applicable to the Director only)

j -	Executive of an institution receiving a donation from the Listed Company (applicable to the Director only)

k -	Other

Relationship with the Company (2)

	Committees					Reason for appointment (if designated as an Independent Director, also including grounds for such designation)
Name	*[1]	*[2]	*[3]	*[4]	Supplementary description
Masahiro Sakane	☑	☑		☑	Mr. Sakane concurrently serves as Councilor of Komatsu Ltd. and Outside Director of Tokyo Electron Limited, ASAHI GLASS Co., Ltd., Takeda Pharmaceutical Company Limited and Kajima Corporation, etc.

<Reason for appointment as Outside Director>

Mr. Sakane has extensive experience with respect to management. He has held a number of significant positions, including Director and Chairman of Komatsu Ltd. His achievements and insights have been evaluated highly. The Company believes that he will play a full role as an Outside Director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Sakane satisfies the Independence Criteria for Outside Directors established by the Company (Please see “Matters relating to Independent Directors” below). He is not considered to be in any situation where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

[1]	Nomination Committee
[2]	Compensation Committee
[3]	Audit Committee
[4]	Independent Director

Tsuguoki Fujinuma	☑	☑

Mr. Fujinuma concurrently serves as Outside Statutory Auditor of Sumitomo Corporation, Outside Statutory Auditor of Takeda Pharmaceutical Company Limited, Outside Director of Sumitomo Life Insurance Company, and Outside Statutory Auditor of Seven & i Holdings Co., Ltd., etc.

Although Mr. Fujinuma was, until June 2007, a partner of Ernst & Young ShinNihon LLC, the current corporate auditor of the Company, he was never involved in an accounting audit of the Company. Further, following his departure from the firm, he has had no involvement whatsoever in the management or the financial policy of the firm.

<Reason for appointment as Outside Director>

Mr. Fujinuma has held a number of significant positions including President of the International Federation of Accountants, Chairman and President of the Japanese Institute of Certified Public Accountants and Trustee of the International Accounting Standards Committee Foundation. He is well versed in international accounting systems and has a high degree of expertise corresponding to a financial expert as defined in the Sarbanes-Oxley Act of 2002. The Company believes that he will play a full role as an Outside Director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Fujinuma satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Clara Furse		☑	Dame Clara concurrently serves as Non-Executive Director of Amadeus IT Holding, S.A. and Vodafone Group Plc, and External Member of the Bank of England’s Financial Policy Committee, etc.

<Reason for appointment as Outside Director>

Dame Clara has held a number of significant positions, including Chief Executive of the London Stock Exchange Group, and has extensive experience with respect to financial businesses. She was made Dame Commander of the Order of the British Empire (the female equivalent of a Knight) and her achievements and insights have been evaluated highly. Applying her global and extensive experience and independence, the Company believes that she will play a full role as an Outside Director in determining important managerial matters and the overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Dame Clara satisfies the Independence Criteria for Outside Directors established by the Company. She is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence she is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Takao Kusakari	☑	☑		☑	Mr. Kusakari concurrently serves as Senior Advisor of NYK Line, etc.

<Reason for appointment as Outside Director>

Mr. Kusakari has held a number of significant positions including the Chairman of NYK Line, and has extensive experience with respect to management. His achievements and insights have been evaluated highly. The Company believes that he will play a full role as an Outside Director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Kusakari satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Toshinori Kanemoto			☑	☑	Mr. Kanemoto concurrently serves as Outside Statutory Auditor of JX Holdings, Inc. and Nippon Television Holdings, Inc. and Outside Director of Riken Corporation, etc.

<Reason for appointment as Outside Director>

Mr. Kanemoto has held a number of significant positions including President of ICPO-INTERPOL and is currently active as an attorney with sophisticated expertise in his field. His achievements and insights have been evaluated highly. The Company believes that he will play a full role as an Outside Director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Kanemoto satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Michael Lim Choo San		☑	Mr. Lim concurrently serves as Chairman of the Land Transport Authority of Singapore and Independent Director of Olam International Limited, etc.

<Reason for appointment as Outside Director>

Mr. Lim has held a number of significant positions including Executive Chairman of PricewaterhouseCoopers, Singapore. He is well versed in international accounting systems. He has also served in a number of public service related roles in Singapore. His achievements and insights have been evaluated highly. The Company believes that he will play a full role as an Outside Director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Lim satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Hiroshi Kimura	☑	☑	Mr. Kimura concurrently serves as Special Advisor of Japan Tobacco Inc. and Outside Director of Asahi Glass Co., Ltd., etc.

<Reason for appointment as Outside Director>

Mr. Kimura has held a number of significant positions including Chairman of the Board of Japan Tobacco Inc. He has extensive experience with respect to management and his achievements and insights have been evaluated highly. The Company believes that he will play a full role as an Outside Director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Kimura satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

<Committees>

Composition of each committee and attributes of the committee chairman

	Number of members	Number of full-time members	Number of Inside Directors	Number of Outside Directors	Attributes of the committee chairman
Nomination Committee	3	0	1	2	Inside Director
Compensation Committee	3	0	1	2	Inside Director
Audit Committee	4	1	1	3	Outside Director

<Executive Officers>

Number of Executive Officers [Updated]	6

Concurrent positions [Updated]

Name	Authority to represent company	Concurrently serving as a Director			Concurrent status as employee
			Member of Nomination Committee	Member of Compensation Committee
Koji Nagai	Yes	Yes	No	No	No
Tetsu Ozaki	Yes	No	No	No	No
Kunio Watanabe	No	No	No	No	No
Shoichi Nagamatsu	No	No	No	No	No
Takumi Kitamura	No	No	No	No	No
Yuji Nakata	No	No	No	No	No

<Audit Structure>

Whether the Audit Committee is assisted by Directors/employees     Yes

Matters relating to the independence of Directors and employees from Executive Officers

The Company has established the Office of Audit Committee to support the Audit Committee, including providing support to Members of the Audit Committee in the performance of audits and administrative tasks for the Audit Committee. An Audit Committee member elected by the Audit Committee performs personal evaluations of the staff employees working in the Office of Audit Committee, and the consent of an Audit Committee member elected by the Audit Committee is required for recruitments, transfers, and discipline of employees serving in the Office of Audit Committee. Further, in order to increase the effectiveness of audit work, a non-executive full-time Director will be appointed as a full-time Member of the Audit Committee or an Audit Mission Director.

Cooperation between the Audit Committee members, Independent Auditor, and the Internal Audit Division

Further, in order to ensure effective and adequate internal controls, the Group Internal Audit Department and other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and its subsidiaries. The implementation status of the internal audit is reported to the Internal Controls Committee, which includes a member of the Audit Committee, and the matters discussed at the Internal Controls Committee are also reported to the Board of Directors. Results of individual internal audits are also reported periodically (monthly as a general rule) to the Audit Committee by the Group Internal Audit Department.

In addition, to strengthen the independence of the internal audit sections from the business execution functions, implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division require the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee. Audit Committee members may recommend to Executive Officers changes to the implementation plan, additional audit procedures or improvement plan preparations.

The Company has appointed Ernst & Young ShinNihon LLC as its Accounting Auditor. The Audit Committee has the authority to approve the accounting auditor’s annual audit plan, hear reports and explanations regarding the accounting audit from the accounting auditor at least once each quarter, exchange information from time to time with the accounting auditor, audit the method and result of the accounting auditor’s audits in view of the appropriateness thereof and examine the relevant financial statements, etc. In addition, audit fees to be paid to the accounting auditor are approved by the Audit Committee upon an explanation from the CFO. Furthermore, regarding services rendered by the accounting auditor and its affiliates’ to the Company and its subsidiaries and the fees to be paid, the Company has a procedure for deliberation and prior approval by the Audit Committee upon the request of the CFO, pursuant to the U.S. Sarbanes-Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission.

<Independent Directors>

Number of Independent Directors     7

Matters relating to Independent Directors

The Company has designated all qualifying directors as Independent Directors.

The Company has established Independence Criteria for Outside Directors as follows:

“Independence Criteria for Outside Directors of Nomura Holdings, Inc.”

1.	The person, currently, or within the last three years, shall not correspond to a person listed below.

(1)	Person Related to the Company

A person satisfying any of the following requirements shall be considered a Person Related to the Company:

•	Executive (*1) of another company where any Executive of the Company serves as a director or officer of that company;

•	Major shareholder of the Company (directly or indirectly holding more than 10% of the voting rights) or Executive of such major shareholder; or

•	Partner of the Company’s accounting auditor or employee of such firm who works on the Company’s audit.

(2)	Executive of a Major Lender (*2) of the Company.

(3)	Executive of a Major Business Partner (*3) of the Company (including Partners, etc.).

(4)	A person receiving compensation from the Nomura Group of more than 10 million yen per year, excluding director/officer compensation.

(5)	A person executing the business of an institution receiving more than a Certain Amount of Donation (*4) from the Company.

2.	The person’s spouse, relatives within the second degree of kinship or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):

(1)	Executive of the Nomura Group; or

(2)	A person identified in any of subsections (1) ~ (5) in Section 1 above.

(Notes)

*1:	Executive shall mean Executive Directors (gyoumu shikkou torishimariyaku), Executive Officers (shikkouyaku) and important employees (jyuuyou na shiyounin), including Senior Managing Directors (shikkouyakuin), etc.
*2:	Major Lender shall mean a lender from whom the Company borrows an amount equal to or greater than 2% of the consolidated total assets of the Company.
*3:	Major Business Partner shall mean a business partner whose transactions with the Company exceed 2% of such business partner’s consolidated gross revenues in the last completed fiscal year.
*4:	Certain Amount of Donation shall mean a donation that exceeds 10 million yen per year that is greater than 2% of the donee institution’s gross revenues or ordinary income.

—

<Incentives and Remuneration>

Implementation of Initiatives to offer Incentives to Directors and Executive Officers	Introduction of a performance-linked remuneration system, introduction of stock option plans and others

Supplementary Explanation

Pursuant to the Compensation Policy (the details explained in “Remuneration of Directors and Executive Officers”) set by the Compensation Committee, the compensation of Directors and Executive Officers is composed of base salary, annual bonus and long-term incentive plans. Regarding annual bonus, depending on the level of bonus payment, a portion of payment of annual bonus may be deferred.

The Company’s deferred compensation plans are as follows:

1.	Core deferral plans

Stock Acquisition Right (“SAR”) Plan B or Notional Stock Unit (“NSU”) Plan (linked to the Company’s stock price. Designed to replicate the key features of the SAR Plan B, and allows equity-linked awards to be made in countries where SARs are less favorably treated from tax or other perspectives)

2.	Supplemental deferral plans

Collared Notional Stock Unit Plan (linked to the value of the Company’s stock price subject to a cap and a floor) or Notional Indexed Unit Plan (linked to a world stock index quoted by Morgan Stanley Capital International)

Persons Eligible for Stock Options	Inside Directors, Executive Officers, employees, Directors/Executive Officers/ employees of subsidiaries

Supplementary Explanation

The Company has two types of SAR plans to maintain incentives for high levels of performance and to recruit talented staff. The exercise price for SAR Plan A is determined based on the market price when issued, and the exercise price of SAR Plan B is 1 yen per share.

<Remuneration of Directors and Executive Officers>

Disclosure of individual Director Remuneration	Disclosed in part
Disclosure of individual Executive Officer Remuneration	Disclosed in part

Supplementary Explanation

Information concerning compensation for Directors and Executive Officers is disclosed in the Yukashoken-hokokusho (“Annual Report”), Business Report, Form 20-F submitted to the SEC, Explanatory Document on the Status of Operation and Property and other documents – all of these documents can be accessed on the Company’s website. Individual compensation of certain Directors and Executive Officers is disclosed in the Annual Report in accordance with the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

Whether there are any policies for the calculation of remuneration	Yes

Amount of Remuneration or disclosure of the policy for the calculation of remuneration

<Compensation Policy of Nomura Group >

Nomura group is establishing its status firmly as a globally competitive financial services group. To support this, we recognize that our people are our most valuable asset. We have therefore developed our Compensation Policy to ensure we attract, retain, motivate and develop our key talent.

Our Compensation Policy is based around six key themes:

1.	Align with Nomura Values and Strategies

•	Compensation is designed to support delivery against the broader strategic aims of the Group.

•	Levels and structures of compensation reflect the needs of each business line and allow the Group to effectively compete for key talent in the market.

•	We develop our staff to support the Nomura values.

2.	Reflect Firm, Division and Individual Performance

•	“Pay for Performance” is our fundamental principle to motivate and reward our key talent regardless of personal background.

•

We manage compensation on a firm-wide basis, taking into account the performance of the Group and supporting our ethos of sustainable growth, collaboration and client service. This enables us to manage strategic investments and still operate market-competitive compensation practices.

•	An individual’s compensation is determined by properly reflecting the Group, division and individual performance, ensuring that it is aligned with both the business strategy and market considerations.

•	Individual compensation award decisions are underpinned by valid and rigorous performance management processes and supporting systems.

3.	Establish Appropriate Performance Measurement with a Focus on Risk

•	Compensation is not determined by reference solely to revenues. Risk-adjusted profits are being emphasized in Nomura’s management information and performance systems and processes.

•	In addition, qualitative factors such as cross-divisional collaboration, risk management, alignment with organizational values, and compliance are stressed when evaluating performance.

•	Performance measurement reflects the business needs, taking account of risk associated with each business. Such risk includes market, credit, operational, and liquidity risk among others.

•	In assessing and measuring risk for compensation, input and advice is received from the risk management and finance divisions.

4.	Align Employee and Shareholder Interests

•	Compensation of group executives and higher paid employees should reflect the achievement of targets which are in line with the creation of shareholder value.

•

For higher paid executives and employees, a part of their compensation is delivered in equity-linked awards with appropriate vesting periods to ensure that their interests are closely aligned with those of shareholders.

5.	Appropriate Compensation Structures

•	The compensation structure reflects our desire to grow and develop our talent. It is merit based, reflecting performance and is regularly reviewed to ensure its fairness.

•	For higher paid executives and employees, a significant portion of compensation is deferred, balancing short-term interests with longer-term stewardship of the Group.

•	Deferred compensation should be subject to forfeiture or “clawback” in the event of a material restatement of earnings or other significant harm to the business of Nomura.

•

The percentage of deferral increases as an employee’s total compensation increases. A part of deferred compensation is delivered in mid/long-term incentive plans, such as equity linked awards with appropriate vesting periods.

•	Guarantees of bonus/compensation should be allowed only in limited circumstances such as new hiring or strategic business needs, and multi-year guarantees should not be used as a matter of course.

•	There should be no special or expensive retirement/severance guarantees for senior executives.

•	Nomura will respect all areas in which it operates and will seek to ensure pay structures reflect the needs of the organization as well as regulatory and government bodies.

6.	Ensure Robust Governance and Control Processes

•	This Policy and any change hereof must be approved by Nomura Holdings’ Compensation Committee, a majority of which consists of non-executive outside directors.

•	The Compensation Committee of Nomura Holdings decides individual amounts as well as compensation policy for Directors and Executive Officers of Nomura Holdings, in line with this Policy.

•

Globally, we institute a review and authorization policy for senior or high-level contracts ensuring consistency with this Policy. This is administered by Human Resources, involves Finance, Risk Management and Regional Compensation Committees and is reviewed by the Executive Managing Board.

•	Compensation for employees of risk management and compliance functions is determined independently of other business divisions.

•	The Compensation Committee uses market and specialist advisory groups to advise on appropriate compensation structures and levels as necessary.

< Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.>

Compensation of Directors and Executive Officers is composed of base salary, cash bonus and long-term incentive plans.

1)	Base Salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

•

A portion of base salary may be paid in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

2)	Cash Bonus

•

Cash bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the Group and the division. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.

•

Depending on the level of bonus payment, a portion of payment in cash may be deferred. In addition, a portion of deferred bonus may be paid in equity linked awards with appropriate vesting periods in lieu of cash to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders. Such deferred bonus may be unpaid or forfeited under specific circumstances.

3)	Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities and performance.

•

Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

< Support System for Outside Directors>

The Company has established the Office of Audit Committee to support the Audit Committee, and this body accordingly provides support to Outside Directors who are the members of the Audit Committee.

As a principle process for meetings of the Board of Directors, reference materials are provided and briefing sessions are arranged for the Outside Directors in advance.

•	2. Matters Concerning Respective Decision-Making Functions for the Execution of Business, Audits, Supervision, Nominations, and Remuneration (Current Corporate Governance System) [Updated]

Business Execution Process

As a Company with Three Board Committees, the Board of Directors has broadly delegated to the Executive Officers decision making authority for business execution functions to ensure that the Executive Officers can execute the Company’s business with speed and efficiency. Among the matters delegated to the Executive Officers by resolutions adopted by the Board of Directors, the most important matters of business must be deliberated and decided by specific management bodies within the Company including the Executive Management Board, the Group Integrated Risk Management Committee, and the Internal Controls Committee. These management bodies are required to report to the Board of Directors on the status of their deliberations at least once every three months. The roles and members of each management body are outlined below.

1.	Executive Management Board

This Board is chaired by the Group Chief Executive Officer (“Group CEO”) and also consists of the Group Chief Operating Officer (“Group COO”) and other persons designated by the Group CEO. The Executive Management Board deliberates and determines management strategies, business plans, budgets, allocation of management resources, and other important matters related to the management of the Nomura Group.

2.	Group Integrated Risk Management Committee

This committee is chaired by the Group CEO and also consists of the Group COO, Divisional Heads (responsible for execution of business in each division) and the Chief Risk Officer (CRO), Chief Financial Officer (CFO), Chief Legal Officer, Co-CRO and other persons designated by the Group CEO. The Executive Management Board has delegated authority to the Group Integrated Risk Committee to deliberate and determine important matters concerning enterprise risk management of the Nomura Group. The Global Risk Management Committee has been established under the Group Integrated Risk Management Committee to deliberate and decide on individual matters that are highly prioritized from the perspective of position-risk management. As to other efforts concerning risk management, taking into consideration international perspectives, the Company continues to build structures for the furtherance of appropriate management preparedness, such as a board on liquidity risk and a division dedicated to information gathering and analysis on risk management.

3.	Internal Controls Committee

This committee is chaired by the Group CEO, any person(s) designated by the Group CEO, an Audit Committee member elected by the Audit Committee, and a Director elected by the Board of Directors. The Internal Controls Committee deliberates and decides upon principal matters related to the maintenance and assessment of internal controls with respect to the Nomura Group’s business operation systems, and matters related to the promotion of proper corporate behavior throughout the Nomura Group.

In order to further bolster the Company’s business execution framework for financial operations that are becoming increasingly sophisticated and specialized, the Company utilizes a system whereby the Executive Officers delegate a part of their authority for business execution decisions to Senior Managing Directors, who focus on individual business and operations.

In addition to the above, an “Advisory Board”, consisting of eminent managers, has been established as a consultative panel for the Executive Management Board to utilize outside opinions in planning the Company’s management strategies.

The Board of Directors and Committees

As an entity adopting the Company with Three Board Committees structure where management oversight and business execution functions are clearly separated, the Board of Directors and the Audit Committee (comprised of a majority of Outside Directors) perform the central role in management oversight functions within the Company. The Chair of the Board of Directors is held by a Director who is not concurrently serving as an Executive Officer, allowing the Board of Directors to better oversee the business conducted by the Executive Officers. The Audit Committee is chaired by an Outside Director, making its independence from the management even clearer. Aiming for transparent management under oversight with an emphasis on external perspective, the Company’s Board of Directors is comprised of twelve members: Nobuyuki Koga, Koji Nagai, Atsushi Yoshikawa, Hiroyuki Suzuki, David Benson, Masahiro Sakane, Tsuguoki Fujinuma, Takao Kusakari, Toshinori Kanemoto, Dame Clara Furse, Michael Lim Choo San and Hiroshi Kimura (including 7 Outside Directors; additionally, the Board of Directors is composed of 11 male directors and 1 female director). The Outside Directors, by applying their extensive experience and comprehensive knowledge, and through their activities at the Board of Directors and each of the Nomination, Audit and Compensation Committees, monitor management decisions on significant issues and business execution.

The Company has established the Nomination Committee, Audit Committee, and Compensation Committee, each comprised of a majority of Outside Directors. The overview of the roles and members, etc., of each Committee are as follows:

1. Nomination Committee

This Committee is a statutory organ which determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders. The three members of the committee are elected by the Board of Directors. The Committee’s decisions are based on determined standards relating to personality, insight, expertise and experience in corporate management, independence and others. The current members of this Committee are: Nobuyuki Koga, a Director not concurrently serving as an Executive Officer, and Outside Directors Masahiro Sakane and Takao Kusakari. This Committee is chaired by Nobuyuki Koga.

2. Audit Committee

This Committee is a statutory organ which (i) audits the execution by the Directors and Executive Officers of their duties and the preparation of audit reports and (ii) determines the details of proposals concerning the election, dismissal, and non-reappointment of the accounting auditors to be submitted to general meetings of shareholders. The four members of the Committee are elected by the Board of Directors. The current members of the Committee are: Outside Directors Tsuguoki Fujinuma, Toshinori Kanemoto and Hiroshi Kimura, and Hiroyuki Suzuki (full-time), a Director not concurrently serving as an Executive Officer. This Committee is chaired by Tsuguoki Fujinuma. All members satisfy requirements for independent directors as defined in the Sarbanes-Oxley Act of 2002, and Tsuguoki Fujinuma is a Financial Expert under this Act and has comprehensive knowledge in the areas of finance and accounting.

3. Compensation Committee

This Committee is a statutory organ which determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The committee also determines the details of each Director and Executive Officer’s actual compensation. The three members of the committee are elected by the Board of Directors. The current members of this committee are: Nobuyuki Koga, a Director not concurrently serving as an Executive Officer, and Outside Directors Masahiro Sakane and Takao Kusakari. This Committee is chaired by Nobuyuki Koga.

•	3. Reasons for Adopting the Current Corporate Governance System

The Company with Three Board Committees structure clearly separates management oversight and business execution functions. The Company with Three Board Committees structure expedites the decision-making process by broadly delegating authority for the execution of business functions from the Board of Directors to the Executive Officers. Further, the Company with Three Board Committees structure enhances management oversight and increases transparency by establishing the Nomination, Audit and Compensation Committees, and the majority of the members of each committee are Outside Directors. Among the various organizational structures the Company could have chosen to adopt, the Company believes that the Company with Three Board Committees structure is the most compatible with the corporate governance standards which form a part of the New York Stock Exchange (NYSE) (which the company is listed on) Listed Company Manual. The Company determined that the Company with Three Board Committees structure is the most suitable form of corporate governance at this point in time for the reasons above.

III Implementation of Measures for Shareholders and Other Interested Parties

•	1. Efforts for Active Meetings of Shareholders and Smooth Exercise of Voting Rights

Supplementary Explanation
a. Early notification for general meetings of shareholders

The Company sends a Notice of Convocation at least 3 weeks prior to the day of the general meeting of shareholders in order to allow sufficient time for our shareholders to consider proposed resolutions.

Aiming to further enhance convenience, the Company will post the Notice of Convocation on its website approximately one week prior to mailing the Notice of Convocation.

b. Scheduling general meetings of shareholders to avoid peak days	The Company believes that for our shareholders to understand our management and our management personnel, the general meeting of shareholders is one of the important ways of communicating between our shareholders and our management. Accordingly, the Company endeavors to schedule general meetings of shareholders so that many of our shareholders will be able to attend and participate in active discussions.

c. Exercise of voting rights by electronic means	Shareholders may exercise their voting rights electronically by accessing the website specified by the Company (http://www.evote.jp) using a computer or cell-phone.

d. Participation in electronic voting platform and other efforts to improve environment for exercising voting rights by institutional investors	Custodian trust banks and other shareholders who are nominal owners may use the electronic voting platform for institutional investors operated by ICJ Inc., a joint venture company established by the Tokyo Stock Exchange, Inc. and others.

e. Providing notices of convocation in English	The Company strives to enhance convenience for shareholders, such as by preparing notices of convocation and its business reports in English and by posting such documents on the Company’s website simultaneously with the Japanese documents.

f. Others

The Company utilizes video and slides to present our business reports at general meetings of the shareholders so that it may be easily understood visually.

Further, for policies about ensuring shareholder rights, please refer to Article 20 “Ensuring Shareholder Rights” of the Guidelines.

•	2. Investor Relations (IR) Activities

	Supplementary Explanation	Presentation by the Representative
a. Establishing and announcing disclosure policy

Nomura Group provides investors with fair opportunities to access information about the Nomura Group, based on the “Nomura Group’s Statement of Global Corporate Policy Regarding Public Disclosure of Information,” which was established in accordance with our policies to prohibit disclosing material and nonpublic information in a selective forum, to enhance timely and fair disclosure to third parties, and based on the purpose of Regulation FD in the U.S. Pursuant to the said policy, the Company has established the Disclosure Committee to deliberate and determine material matters related to disclosure of its information, including the operating rules for disclosure of material information regarding the Nomura Group and preparing legal disclosure materials. The said policy is available on our website.

Further, for policies regarding information disclosure, please refer to Article 19 “Information Disclosures” of the Guidelines.

b. Regular briefings for individual investors	While the Company does not hold regular briefings for individual investors, starting with the closing of our books for the fiscal year ended March 2003, we hold regular briefings on financial results for institutional investors by way of conference calls, and recorded audio files are made available on the Company’s website for individual investors. Further, disclosure materials including our business reports, annual reports and presentation materials used at those briefings for institutional investors are also available on our website.	No

c. Regular briefings for analysts and institutional investors	The Company holds regular semi-annual briefings for analysts and institutional investors on our management policy and business strategy in Japan. The Company also holds regular conference calls, after announcing the financial results for each quarter. Further, the management and staff of the Investor Relations Department visit institutional investors individually.	Yes

d. Regular briefings for overseas investors	The Company holds briefings by the management abroad, several times per year. The Company also holds regular conference calls for overseas investors, after announcing the financial results for each quarter. Furthermore, the management and staff of the Investor Relations Department visit institutional investors individually. Materials regarding our management policy and business strategy mentioned in the preceding item are also made available in English on our website.	Yes

e. Disclosing IR materials on the company website	Materials regarding financial information, annual reports, presentation materials used at various briefings and materials regarding corporate governance are disclosed on our website (http://www.nomuraholdings.com/investor/)

f. Department (person responsible) for IR	Department: Investor Relations Department

g. Others

In order to provide continuous IR services to our investors in Japan and abroad, the Company established the Investor Relations Department in 1998 that is responsible for IR services, and also has assigned IR representatives in New York since 2000.

Further, for policies regarding dialogue with shareholders, please refer to Article 21 “Dialogue with Shareholders” of the Guidelines.

•	3. Measures to Ensure Due Respect for the Stakeholders’ Standpoint [Updated]

Supplementary Explanation
a. Establishing internal regulations to ensure due respect for the stakeholders’ standpoint

In March 2004, the Company established the “Code of Ethics of Nomura Group” applicable to all of the Nomura Group’s Officers and employees globally (the “Code”). The Code is based on the principles of the Company’s founder and sets forth matters related to corporate governance and corporate social responsibility that each Officer and employee of the Nomura Group should comply with, and training is conducted to achieve comprehensive awareness. The Company further obtains written oaths from Officers and employees to comply with the Code. The Code is available on our website. In addition, the Company established its Mission Statement in March 2007, which sets forth the importance of our commitment to enriching society and continue to keep the trust of our clients.

Further, for policies related to stakeholders, please refer to Article 22 “the Code of Ethics of Nomura Group and Founder’s Principles”.

b. Environmental conservation initiatives and CSR activities

The Company established a department to be responsible for CSR, which drafts and deploys among the entire Nomura Group initiatives for operational policies that consider the environment and society, and takes initiatives to promote communications with our stakeholders globally. Regarding environmental issues, the Company has set forth its “Environmental Statement” and “Environmental Policy” and while aiming to minimize the group’s total impact on the environment, through its principal business of finance, the Company is engaging in initiatives which seek to resolve environmental issues.

Further, as for social contribution through the principal business of finance, together with the provision of educational opportunities necessary for all ages regarding finance and economics, activities as a corporate citizen are being developed by having each domestic and foreign location carry out social/community contributions rooted in each respective area.

For details regarding such CSR activities please refer to our homepage: http://www.nomuraholdings.com/csr/.

Further, for policies regarding CSR activities, please refer to Article 24 “CSR Activities” of the Guidelines.

c. Development of policies in relation to information disclosure to stakeholders	The Company endeavors to enhance disclosure contents, including legal disclosure materials, on our website.

d. Others

<Status of the Appointment of Female Directors and Officers>

The Company, beginning with 1 Director and 2 Senior Managing Directors, actively promotes the employment of women.

<Diversity & Inclusion>

At the Company, “Diversity and Inclusion,” which involves mutual respect for employee diversity and cooperation, is promoted. Through the 3 employee networks that are voluntarily managed by employees, activities have been carried out towards bringing about the awareness of employees concerning diversity, personal growth, etc. The diversity and inclusion networks within the Company consist of the following 3 networks: (1) Women in Nomura (WIN) in which women’s careers are considered; (2) Life & Families (L&F) in which health/child-rearing/nursing care are considered; and (3) Multi-Culture Value (MCV) in which cross-cultural and cross-generation communication, as well as the diverse values of sexual minorities represented by LGBT and their supporters/persons who understand that are allies, etc., are considered. These networks are managed at each Nomura Group location, and by cooperating globally, activities toward creating an employment environment in which diverse employees can actively participate are promoted. Further, in relation to trainings for employees, by introducing diversity/management training in all management training, change in the thinking of middle management has been promoted and efforts have been made to bring about a corporate culture in which diverse personnel can actively participate.

The Company actively promotes initiatives to support the success of women. From the program perspective, although the Company has developed the childcare leave program and childcare working hours program that goes beyond the statutory requirements, to further maintain an environment in which it is easy to raise children, and to allow for the simultaneous raising of children and employment, the Company has broadened childbirth leave for spouses and partners so that such leave can be taken for childrearing purposes, and further, the Company endeavors to make available and develop various benefits programs, such as, for the purpose of preventing employees from leaving their jobs due to life events, relocation programs for general career type B employees and spouse relocation leave programs for when a spouse relocates overseas.

For details of each initiative and data regarding the ratio of women in managerial positions and information regarding the actual use of various programs supporting childcare and nursing care, etc., please see the Company’s homepage at:

http://www.nomuraholdings.com/csr/employee/di.html

http://www.nomuraholdings.com/csr/data/

In addition to the above initiatives, in December 2015, the Company established the Group Diversity and Inclusion Department, and the Company’s subsidiary, Nomura Securities Co., Ltd. (“NSC”) established the Diversity and Inclusion Department, as organizations dedicated to promoting active participation by diverse range of employees, including women, seniors and non-Japanese employees. In April 2016, the Company established the Nomura Group Diversity and Inclusion Committee, and NSC established the Diversity and Inclusion Committee. These committees are chaired by the Representative Executive Officer and Group COO of the Company, who concurrently serves as the Deputy President of NSC, and also consists of representatives of each division, etc. Meetings of these committees will be held periodically. These committees will promote more effective initiatives, through deliberating on matters concerning promotion of diversity and inclusion, starting from establishment of an action plan in accordance with the “Act Concerning Promotion of Women’s Career Activities” and details of initiatives, and through close communication within the Nomura Group, such as sharing information on each division’s initiatives.

IV Matters Concerning the Internal Controls System

•	1. Fundamental Policy of Internal Controls System and the Status of its Establishment and Maintenance

The Nomura Group endeavors to ensure proper corporate behavior throughout the group by strengthening and expanding the internal controls system with the objectives of securing transparency and efficiency in management, maintaining compliance with laws and regulations, conducting proper risk management, ensuring reliability of business and financial reporting, and promoting timely and appropriate information disclosure. The Board of Directors has adopted a resolution approving the following “Structures for Ensuring Appropriate Operation of Nomura Holdings, Inc.” with respect to the Company’s internal controls system:

<Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.>

The Company shall, through the Board of Directors of the Company, establish the following structure (hereinafter referred to as the “Internal Controls System”) to ensure appropriate business activities at the Company and within the Nomura Group, assess the structure on a regular basis, and revise the structure as necessary. The Board of Directors shall, in addition to ensuring appropriate business through, amongst other measures, the supervision of the execution of duties by Directors and Executive Officers and development of the basic management policy of the Nomura Group, shall also monitor the maintenance by Executive Officers and operational status of the Internal Controls System, and call for improvements when necessary.

Further, the Board of Directors shall establish and thoroughly enforce the Code of Ethics of the Nomura Group, a code of conduct that all Nomura Group officers and employees should comply with, which encompasses an emphasis on customer interests, full awareness of the social mission, compliance with applicable laws and regulations, undertaking of social contribution activities, etc.

I.	Matters Concerning the Audit Committee

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the execution by Directors and Executive Officers of their duties through the use of the Independent Auditor, auditing firms and organizations within the Company to ensure the appropriate business activities of Nomura Holdings, Inc.

1.	Directors and Employees that will provide Support with respect to the Duties

(1)	The Board of Directors may appoint a Director, not concurrently serving as an Executive Officer, as the “Audit Mission Director.” The Audit Mission Director shall support audits performed by the Audit Committee, and in order for the Board of Directors to effectively supervise the execution by the Directors and Executive Officers of their duties, the Audit Mission Director shall perform the Audit Mission Director’s duties in accordance with the Audit Committee’s instructions.

(2)	The Company shall put in place the Office of the Audit Committee to support the duties of the Audit Committee. The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of the Audit Committee. Regarding the hiring, transfer and discipline of the employees of the Office of the Audit Committee, the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee must be obtained.

2.	Audit System within the Nomura Group

(1)	The Company shall establish a group audit structure centered around the Company (the holding company) so that the Audit Committee can conduct audits in coordination with the Audit Committees, etc., of subsidiaries.

(2)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of the Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

3.	Structures Ensuring the Effectiveness of the Audit

(1)	Members of the Audit Committee designated by the Audit Committee or the Audit Mission Director may participate in or attend important meetings including meetings of the Executive Management Board.

(2)	The Audit Committee may require an explanation from accounting auditors and accounting firms that conduct audits of financial statements about the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting. Members of the Audit Committee and the Audit Mission Director may exchange opinions with accounting auditors and accounting firms that conduct audits of financial statements as necessary.

(3)	A member of the Audit Committee designated by the Audit Committee may investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(4)	The Audit Committee in conducting audits may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

4.	Coordination with the Internal Audit Division

(1)	The Company shall obtain the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division.

(2)	The Audit Committee shall coordinate with the Internal Audit Division by attending meetings of the Internal Controls Committee, hearing reports regarding the status of internal audits, and with regard to internal audits, issuing recommendations, etc., concerning the modification of the implementation plan, additional audits, development of remedial measures, etc.

II.	Matters Concerning the Executive Officers

1.	Compliance Structure

(1)	Thorough compliance with the Nomura Group Code of Ethics

Executive Officers shall promote lawful management in accordance with laws, regulations and the Articles of Incorporation, and shall swear to comply with the Nomura Group Code of Ethics. At the same time, Executive Officers shall ensure that the Nomura Group Code of Ethics is well known amongst Senior Managing Directors and employees of the Company and shall ensure compliance with the said Code.

(2)	Establishment and Maintenance of the Compliance Structure

Executive Officers shall strive to maintain the Nomura Group’s compliance structure through, among other means, the maintenance of compliance-related regulations and the installation of responsible divisions and persons. The Company shall install Compliance Managers, etc., or other persons responsible for compliance, in each company within the Nomura Group to take corrective action against cases regarding any conduct considered questionable in light of social ethics or social justice and to thoroughly ensure that business activities undertaken by employees are based on a law-abiding spirit and social common sense, thereby promoting execution of duties in accordance with laws and regulations.

(3)	Compliance Hotline

(a)	Executive Officers shall put into place a “Compliance Hotline” as a channel through which employees can, with regard to conduct in the Nomura Group that may be questionable based on compliance with laws and regulations, etc., including matters concerning accounting or accounting audits, report such conduct directly to the person appointed by the Board of Directors.

(b)	Executive Officers shall guarantee the confidentiality of anonymous notifications, including the content of such notifications, made through the Compliance Hotline.

(4)	Severing Relations with Anti-Social Forces

The Nomura Group shall not engage in any transaction with anti-social forces or groups and Executive Officers shall maintain structures that are necessary for the enforcement of this rule.

2.	Risk Management Structure

(1)	Executive Officers shall acknowledge the importance of identification, evaluation, monitoring and management of various risks relating to the execution of the Nomura Group’s business centered on risks such as market risk, credit risk, liquidity risk, and operational risk and ensure understanding and management of such risks at each company within the Nomura Group.

(2)	Executive Officers shall strive to maintain a system to ensure the effectiveness of risk management in the Nomura Group through, among other means, the maintenance of regulations concerning risk management and the installation of responsible divisions and persons.

(3)	Executive Officers shall report the status of risk management structures within the Nomura Group to the Group Integrated Risk Management Committee. The Group Integrated Risk Management Committee shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management structures for the business.

(4)	Executive Officers shall maintain a structure that enables the Nomura Group to prevent or avoid crises, ensure the safety of customers, officers and employees of the Nomura Group, protect operating assets, reduce damage and ensure early recovery from any damage by establishing basic principles of business continuity including precautionary measures against crises, such as natural disasters or system failures, and emergency measures.

3.	Reporting Structure in Relation to Execution of Duties

(1)	Executive Officers shall report on the status of their own execution of duties not less frequently than once every 3 (three) months. They shall also maintain a reporting structure that governs reporting with respect to Nomura Group directors, executives, and employees.

(2)	Executive Officers shall report the following matters on a regular basis to the Audit Committee directly or through the members of the Audit Committee or the Audit Mission Director:

(a)	The implementation status of internal audits, internal audit results, and remediation status;

(b)	The maintenance and operational status of the compliance structure;

(c)	Risk management status;

(d)	The outline of quarterly financial results and material matters (including matters concerning the selection and application of significant accounting policies and matters concerning internal controls over financial reporting); and

(e)	The operational status of the Compliance Hotline and details of the reports received.

(3)	In the event that an Executive Officer, Senior Managing Director, or employee is requested to report on a matter concerning the execution of such person’s duties by an Audit Committee Member designated by the Audit Committee or the Audit Mission Director, such person shall promptly report on such matters.

(4)	In the event that a Director, Executive Officer or Senior Managing Director becomes aware of a matter raised below, an immediate report must be made to an audit committee member or audit mission director. Moreover, in the event that the person who becomes aware of such a matter is an executive officer or senior managing director, a report must be made simultaneously to the Executive Management Board. The Executive Management Board will deliberate concerning such matter, and in the event that it is admitted as necessary, based on such results, appropriate measures will be taken.

(a)	Any material violation of law or regulation or other important matter concerning compliance.

(b)	Any legal or financial problem that may have a material impact on the business or financial conditions of each Nomura Group company.

(c)	Any order from any regulatory authority or other facts that may potentially cause the Nomura Group to incur a significant loss.

(5)	In the event that a Nomura Group director, officer, or employee discovers a matter raised above, the Company must maintain a structure that provides for immediate direct or indirect reporting to an audit committee member or audit mission director.

(6)	To ensure that persons making a report prescribed in the preceding paragraph 2 do not receive disadvantageous treatment due to the making of such report, the Company must take appropriate measures.

4.	Structure for Ensuring the Effectiveness of the Execution of Duties

(1)	Executive Officers shall determine the Nomura Group’s management strategy and business execution, and execute business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	Executive Officers shall determine the allocation of business duties between each Senior Managing Director and the scope of authority of each employee, and thereby ensure the effectiveness of the structure for the execution of duties and establish a responsibility structure for the execution of duties.

(3)	Of the matters whose business execution decision has been delegated to Executive Officers based on a resolution adopted by the Board of Directors, certain important matters shall be determined through the deliberation and determination by bodies, such as the Executive Management Board, or through documents requesting managerial decisions.

(4)	The Executive Management Board shall determine or review the necessary allocation of management resources based on the business plan and budget application of each division and regional area to ensure the effective management of the Nomura Group.

5.	Structure for Retention and Maintenance of Information

(1)	Executive Officers shall retain the minutes of important meetings, conference minutes, documents regarding requests for managerial decisions, contracts, documents related to finances and other material documents (including their electronic records), together with relevant materials, for at least ten years, and shall maintain access to such documents if necessary.

(2)	Executive Officers shall maintain a structure to protect the Nomura Group’s non-public information, including its financial information, and promote fair, timely and appropriate disclosure of information to external parties, thereby securing the trust of customers, shareholders, investors, etc.

6.	Internal Audit System

(1)	Executive Officers shall install a department in charge of internal audit, and by implementing an internal audit program, shall ensure effective and adequate internal controls across the entire business of the Nomura Group.

(2)	The Internal Controls Committee shall deliberate or determine basic matters concerning internal controls within the Nomura Group, the annual plan regarding internal audit and the implementation status and results.

(3)	Executive Officers shall report on the status of the internal audit within the Nomura Group and the results thereof to the Internal Controls Committee at least once every three months.

III.	The Nomura Group’s Internal Controls System

(1)	Executive Officers shall secure the appropriateness of the Nomura Group’s business by ensuring that each company within the Nomura Group is fully aware of the Internal Controls System of the Company and by requiring the maintenance of an internal controls system at each company that reflects the actual conditions of each company.

(2)	Executive Officers shall ensure the effectiveness of internal controls concerning financial reporting by the Company by, among other means, maintaining the structures listed in I through III above.

•	2. Matters Concerning Establishment of the System for Eliminating Anti-social Forces

The Nomura Group has stated in its Code of Ethics, which was adopted for all Officers and employees globally to comply with, that we must reject all transactions with anti-social forces or groups, and our fundamental policy is to eradicate all ties with anti-social forces.

In accordance with this policy, the Company has established a control department to promote an organized response, which strictly monitors, gathers and maintains information concerning anti-social forces. While working with outside professional institutions such as legal counsel or police, we continue to make efforts to prevent anti-social forces’ involvement in our operations and to mitigate damages imposed by such forces.

The Company’s significant subsidiaries have taken a variety of initiatives such as adopting internal policies for the prevention of giving unlawful benefits, appointing managers responsible for preventing inappropriate demands from outside forces, and establishing internal manuals for employees on how to respond to anti-social forces. In order to eradicate ties with anti-social forces as a group, the Company is also taking initiatives such as conducting employee training and meetings to increase and spread employee awareness on this issue.

V Others

•	1. Whether Takeover Defense Strategies Have Been Adopted

No

Supplementary Explanation

With regard to the basic policy to address a shareholder holding a quantity of shares enabling such shareholder to control decisions concerning the Company’s management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, the Company has not adopted any so-called takeover defense strategies, such as a prior issue of new stock acquisition rights (a rights plan), etc., at this time.

In the event of an attempt to take over the Company by a party inappropriate for business value and the common benefit of shareholders, a Corporate Value Enhancement Committee established within the Company will examine and evaluate the takeover proposal, etc., and after consultation with a council composed of the Company’s outside directors, through sufficient deliberations by the Board of Directors, a conclusion will be rendered in regard to the best strategy for shareholders from the perspective of business value and the common benefit of the shareholders.

•	2. Other Information regarding the Corporate Governance System

An overview of the Company’s timely disclosure regime is provided as follows:

1. Fundamental Policy

Our fundamental policy is to adhere to relevant laws concerning timely disclosure, such as can be found in the Financial Instruments and Exchange Act and the rules of the relevant stock exchanges, in order to safeguard non-public information regarding the Nomura Group as well as to foster appropriate, fair and timely disclosure of such information to persons and entities outside the Nomura Group and keep the trust of the Nomura Group’s clients, shareholders, investors and others.

2. Timely Disclosure Regime

Pursuant to the above-mentioned fundamental policy, the Company has adopted the “Nomura Group’s Statement of Global Corporate Policy Regarding Public Disclosure of Information” (the “Disclosure Policy”) and is taking measures to increase and spread employee awareness of the Disclosure Policy. In accordance with the Disclosure Policy, the Company has also established a Disclosure Committee. The Disclosure Committee, chaired by an officer responsible for Group Corporate Communications, is authorized to establish and maintain a structure for comprehensively and promptly gathering material information that needs to be disclosed, a structure for disclosing such information in a timely manner, and a structure for ensuring the accuracy of the contents of disclosure materials and fairness with regard to the disclosure of materials.

The management of Nomura Group companies and the person in charge of each division and region are responsible for establishing necessary measures to ensure that material information subject to disclosure is properly reported to the Disclosure Committee with respect to each relevant entity, division or region.

Information reported to the Disclosure Committee will be disclosed in a timely manner, based on standards set forth in relevant laws and regulations, and through deliberations with relevant departments on whether such disclosure should be made.

Pursuant to Regulation FD in the U.S., we prohibit disclosing material and non-public information to a selective forum.

3. Monitoring of Timely Disclosure Regime

The internal audit division monitors the effectiveness of internal controls over disclosure of information, and the result is reported to the Audit Committee.

Further, as a NYSE-listed corporation, the Company has established internal controls and procedures for financial reporting and documents, and tests and maintains those controls and procedures to ensure their effectiveness pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. The Company will continue to ensure proper corporate behavior throughout the group by strengthening and expanding its corporate governance system.

<Administrative action against the Company’s subsidiary, Nomura Securities Co., Ltd. (“NSC”), and NSC’s responses>

In August 2012, Japan’s Financial Services Agency issued a business improvement order to our subsidiary, Nomura Securities Co., Ltd., regarding the management of corporate-related information for public stock offerings. With regard to this matter, Nomura Securities Co., Ltd. submitted a business improvement report to Japan’s Financial Services Agency on August 8, 2012 and the report was accepted.

On June 29, 2012, prior to the issuance of the above-mentioned business improvement order, Nomura Securities Co., Ltd. announced improvement measures regarding the method of communication for corporate-related information and the information control system. All measures were implemented by the end of December 2012. Efforts have been made to prevent a recurrence and to regain trust by entrenching the improvement measures within the organization and ensuring that the measures function effectively. Going forward, each and every director, officer and employee will have a sense of occupational ethics as a professional involved in the capital markets and steps will be taken to further enhance and reinforce the internal control system.

Management Organizations

Internal Control System

【Summary of Timely Disclosure Regime】

＜Nomura Holdings＞
Board of Directors
Executive Management Board, Divisional Heads etc.
Internal Audit Division
Monitoring of Timely Disclosure Regime
References and reports information for timely disclosure
Disclosure Committee
■Officer responsible for Group Communications
■Each committee member
Finance related departments
(Preparing financial materials, briefing to third parties etc.)
Group Corporate Communications Dept.
Preparing timely disclosure materials and implements timely disclosure
Delegated with authorities regarding disclosure process of Financial Highlights etc.
Delegated with authorities regarding process of timely disclosure
Reports information for timely disclosure
Relevant departments regarding information for timely disclosure
(manages and controls information for timely disclosure)
Announcement of Timely Disclosure Information
Exchanges and Investors etc.
＜Group Companies＞
Communication departments of each company
(reports timely disclosure information)
Management of Nomura Group Companies and Regional Heads
References and reports regarding timely disclosure of information
Relevant departments regarding information for timely disclosure in each company (manages and controls information for timely disclosure)